DIRECT LED, INC.
231 W. 39th Street, Suite 726
New York, New York 10018

October 19, 2012

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-8561

Re:           Direct LED, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed: October 15, 2012
File No.: 333-182737

Dear Mr. Spirgel:

We are in receipt of your correspondence dated September 27, 2012, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Registration Statement on Form S-1

General

1.
Please be advised that there is no agreement between the Company and Premiere Opportunities Group, Inc. A material aspect of the Premiere business plan is to remain shares in a client company in lieu of part or all cash payments for services rendered. Equity payments are often made instead of cash payments especially when budgets are tight. The Company only registered 25,000 shares of Premiere’s holding and Premiere has represented to the Company that it will not engage in a distribution of its shares to its shareholders absent an effective registration or exemption. The proceeds from the sale of the 25,000 shares will be used for Premiere’s operating expenses. A completed response to comment 1 in your letter dated August 2, 2012 has been provided.

Cover Page

2.
Disclosure that the Company is an emerging growth company and the manner in which it may lose its emerging growth status along with applicable exemptions under the Sarbanes-Oxley Act of 2002 and Section 14 (a) and (b) of the Securities Exchange Act has been provided.

3.
The Company has more than one transaction selling product and is considered operational at this time. The Company should not be considered a “shell” since it is in fact, making sales and projected to be a significant force in the LED market in the first quarter of 2013. The Company is actively participating in face to face meetings in Taiwan with several companies who it expects to work with in terms of technology and manufacturing. Typically, a shell has no defined business operations and is merely an “idea” with nominal assets. In this case, sales have been made and there is an existing relationship with retailers such as Wal-Mart. This is beyond the “shell” definition since revenues have commenced and a real distribution stream for product exists. The Company currently has molds and tooling to enable volume production of LED lighting products. Moreover, the Company has set forth in Plan of Operations a very specific operational plan which is being implemented at this time. Again, this is not indicative of a “shell” company. This is a factual scenario and should not be discounted as being merely a “shell.” We have an ongoing business and have purposely maintained a low overhead to meet our goals of establishing a profitable business. We anticipate sales of LED product to continue in the fourth quarter.

Securities & Exchange Commission

4.	Disclosure that we may not be able to obtain a market maker has been disclosed as a risk factor. In addition, the same risk has been disclosed in the OTCQB risk factor.

 Summary of Our Offering, page 1

5.
Disclosure clarifying the Company’s current operations has been provided. Such clarifying language states that current sales do not consist of products utilizing the patented technology we seek to obtain from ITRI.

6.
Clarification of the nature of the “patented technology for ‘Light and Light’ products” has been provided. The response for how this technology is different from the technology used in other companies’ bulbs has been provided.

7.
Disclosure which specifically sets forth the retailers we have had discussions with in connection to marketing our product has been provided and other potential companies previously mentioned have been deleted.

8.	Disclosure regarding the basis for our expectation of obtaining an investment of $1.5 million by October 30, 2012 has been provided.

9.	The information including our address and phone number referred to in prior comment 14 has been provided.

Selling Stockholders, page 7

10.	Only selling shareholders have been listed in the selling shareholders table.

Description of the Business, page 12

11.	The Company’s fiscal year end date has been disclosed as 12-31.

12.
 Disclosure revising prior language to indicate that the Company’s officers and directors do not intend for the Company, once it is reporting, to be used as a vehicle for a private company to become a reporting company has been provided.

13.	The extent of experience that Chang Technology has in producing this type of product has been provided.

Plan of Operation, page 16

Securities & Exchange Commission

14.	Disclosure indicating the Company intends and is relying on the $1.5 million funding to support operations over the next 12 months has been provided.

15.	All projections regarding sales of our product during the next 3 years have been deleted.

16.	The revenue figure of $96,000 has been disclosed as the accurate figure throughout the document.

Executive Compensation, page 18

17.	Disclosure finishing the incomplete reference has been provided.

Directors, Executive Officers, Promoters and Control Persons, page 19

18.	Disclosure indicating the period Mr. Morris began serving as CTO along with the date of his appointment as CEO has been provided.

19.	Disclosure regarding the Company’s plans as to the appointment of a new CEO has been provided.

20.	Mr. Gruber’s period of service as CEO, CFO and director has been provided in the compensation table. In addition, information requested in prior comment 35 has been provided.
Financial Statements

21.	The Company’s formal decision has been made to have 12-31 as its fiscal year end. Accordingly, audited financials will be required after 12-31.

Report of Independent Registered Public Accounting Firm, page F-1

22.	The changes in the auditor’s reports have been provided.

Auditor’s Consent, Exhibit 23.1 (previously filed)

23.	A currently dated consent from our auditor has been provided.

Balance Sheet, page F-2

24.	The asset section of the balance sheet has been amended to provide a line item for “current assets.”

Statement of Cash Flows, page F-5

25.	Disclosure revising and correcting the error in cash flows from operations has been provided.

Notes to Financial Statements

General

26.	The disclosures, if applicable, in ASC 280-10-50-38 through 280-10-50-42 has been provided.

Securities & Exchange Commission

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

/s/ John Morris
John Morris
President